EXHIBIT 12

WASTE MANAGEMENT, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Three Months Ended
	March 31,
	2005	2004
Income before income taxes, cumulative effect of changes in accounting principles, losses in equity investments and minority interests	$258	$232

Fixed charges deducted from income:
Interest expense	116	113
Implicit interest in rents	13	12

	129	125

Earnings available for fixed charges	$387	$357

Interest expense	$116	$113
Capitalized interest	3	4
Implicit interest in rents	13	12

Total fixed charges	$132	$129

Ratio of earnings to fixed charges	2.9 x	2.8 x